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                            November 17, 2023

       Marcello Appella
       Chief Financial Officer
       GHST World Inc.
       667 Madison Ave
       5th Floor
       New York, NY 10065

                                                        Re: GHST World Inc.
                                                            Form 10-K for the
fiscal year ended June 30, 2023
                                                            File No. 000-31705

       Dear Marcello Appella:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the fiscal year ended June 30, 2023

       Item 9A. Controls and Procedures, page 28

   1.                                                   Please amend your
filing to include management   s annual report on internal control over
                                                        financial reporting.
Refer to Item 308(a) of Regulation S-K.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Marcello Appella
GHST World Inc.
November 17, 2023
Page 2

       Please contact Christine Dietz at 202-551-3408 or Kathleen Collins at 202-551-3499 with any questions.



                                                          Sincerely,
FirstName LastNameMarcello Appella
                                                          Division of
Corporation Finance
Comapany NameGHST World Inc.
                                                          Office of Technology
November 17, 2023 Page 2
cc:       Constantine Christakis
FirstName LastName